UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of October, 2005
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Material Change Report dated October 26, 2005	3 — 5
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2005	Cameco Corporation
	By:	"Gary M.S. Chad"
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 — Name and Address of Company
Cameco Corporation (“Cameco”) 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3
Item 2 — Date of Material Change
October 17, 2005
Item 3 — News Release
The English version and the French translation version of the press release relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on October 17, 2005.
Item 4 — Summary of Material Change
On October 17, 2005, Cameco reached an agreement with TransCanada Corporation, BPC Generation Infrastructure Trust, Power Workers Union and the Society of Energy Professionals to form a new Bruce Power A Limited Partnership to hold a sublease for the four Bruce A reactors. Cameco will not be part of the new limited partnership and will not invest in the planned $4.25 billion program to increase output from the four Bruce A reactors at the Bruce Power site in Ontario. The agreement is conditional on completing the reorganization of the Bruce Power limited partnerships and a favourable income tax ruling from the Canada Revenue Agency. If the conditions are satisfied and the transaction closes: Cameco will receive approximately $200 million; a loss will be triggered of about $63 million (Cameco’s share after tax); Cameco will maintain its existing 31.6% interest in the Bruce Power Limited Partnership, which will continue to operate the four Bruce B reactors; and Cameco will no longer have an obligation to supply uranium concentrates to the Bruce A reactors but will continue to be the fuel procurement manager for the Bruce A and B units.
Item 5 — Full Description of Material Change
On October 17, 2005, Cameco reached an agreement with TransCanada Corporation, BPC Generation Infrastructure Trust (BPC), Power Workers Union and the Society of Energy Professionals to form a new Bruce Power A Limited Partnership to hold a sublease for the four Bruce A reactors. Cameco will not be part of the new limited partnership and will not invest in the planned $4.25 billion program to increase output from the four Bruce A reactors at the Bruce Power site in Ontario. This program includes refurbishing and restarting units A1 and A2 and refurbishing units A3 and A4. The agreement is conditional on completing the reorganization of the Bruce Power limited partnerships and a favourable income tax ruling from the Canada Revenue Agency which we hope to receive shortly.

Cameco will maintain its existing 31.6% interest in the Bruce Power Limited Partnership (BPLP), which is responsible for the overall management of the site, and will continue to hold a 31.6% beneficial interest in the four Bruce B reactors. BPLP will receive payments in consideration for entering into a sublease, for the assets transferred to the Bruce A Limited Partnership and for refurbishment project costs already incurred by BPLP. As a result, BPLP will pay a special distribution to its limited partners, of which Cameco’s share will be approximately $200 million. Day-to-day operations will be unaffected by this reorganization.
Earlier this year, Cameco confirmed that, together with its partners, TransCanada and BPC, it had reached a tentative agreement with the Ontario government negotiator to restart units A1 and A2. The terms of that tentative agreement were not finalized. During the past several months, BPLP, on behalf of the partnership, has continued negotiations directly with the provincial government.
Under the new restructuring agreements, the electricity output from the Bruce B units will continue to be sold either into the Ontario spot market or directly to various customers under long-term, fixed-price contracts, at the discretion of the partnership.
Cameco supports the Bruce A investment program as an important initiative for Ontario’s nuclear industry. However, the company has concluded that the final agreement with the government did not meet its investment criteria. Cameco remains committed to grow in various aspects of the nuclear energy business.
In the future, Cameco will receive its share of earnings and cash distributions as generated by the Bruce B units. As part of the restructuring, Cameco no longer has an obligation to supply uranium concentrates to the Bruce A reactors but will continue to be the fuel procurement manager for the Bruce A and B units.
The reorganization involving Bruce A triggers a loss of about $63 million (Cameco’s share after tax) subject to closing adjustments which may increase or decrease the amount. This loss reflects that the payments to be received by BPLP in connection with the reorganization are less than the carrying value of Bruce A to BPLP, as well as Cameco writing off proprietary costs related to its interest in Bruce Power. The carrying values at BPLP include capital costs related to restarting units A3 and A4, costs associated with studying the restart of units A1 and A2 and certain working capital items.
Cameco confirms the guidance provided in the second quarter report in 2005 that third quarter earnings from Bruce Power were expected to be significantly higher than in the second quarter of 2005 due to fewer planned outage days and a higher realized price. Cameco’s second quarter report also indicated operating results for 2005 would be similar to those of 2004. Given the relatively high spot price for electricity in Ontario during the third quarter, annual earnings from Bruce Power are now expected to be significantly higher than in 2004, excluding the loss mentioned above.
All dollar amounts above are expressed in Canadian dollars.

Item 6 — Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.
Not applicable.
Item 7 — Omitted Information
Not applicable.
Item 8 — Executive Officer
Gary M.S. Chad Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary Cameco Corporation (306) 956-6303
Item 9 — Date of Report
October 26, 2005

5